SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                           Encore Medical Corporation
                           --------------------------
                                (Name of Issuer)

                    Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   29256E 10 9
                                   -----------
                                 (CUSIP Number)

     Bruce F. Wesson                             Merrill A. Ulmer, Esq.
     Galen Associates                            Ropes & Gray LLP
     610 Fifth Avenue                            45 Rockefeller Plaza
     New York, New York  10020                   New York, New York  10111
     Tel. (212) 218-4990                         Tel. (212) 841-5700

                     ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 14, 2003
              ----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



-------------------
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29256E 10 9                                         Page 2 of 8 Pages

1) Name of Reporting Person: Galen Partners III, L.P.

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):
----------------------------------------------

2) Check the Appropriate Box    (a) [X]
   if a Member of a Group       (b) [ ]
----------------------------------------------

3) SEC Use Only
----------------------------------------------

4) Source of Funds              Not Applicable
----------------------------------------------

5) Check if Disclosure of
   Legal Proceedings Is         Not Applicable
   Required Pursuant to
    Items 2(d) or 2(e)
----------------------------------------------

6) Citizenship or Place of Organization     Delaware
----------------------------------------------
Number of                    7) Sole Voting     9,216,432 shares of
Shares Beneficially               Power         Common Stock (including
Owned by                                        shares issuable upon
Reporting Person:                               exercise of warrants)
                             ----------------------------------------------
                             8) Shared Voting
                                      Power                  -0-
                             ----------------------------------------------

                             9) Sole Disposi-   9,216,432 shares of
                                tive Power      Common Stock (including
                                                shares issuable upon
                                                exercise of warrants)
                             ----------------------------------------------
                            10) Shared Dis-
                                positive Power               -0-
                             ----------------------------------------------
11) Aggregate Amount                            9,216,432 shares of
    Beneficially Owned by                       Common Stock (including
    Each Reporting Person                       shares issuable upon
                                                exercise of warrants)

---------------------------------------------------------------------------
12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares

---------------------------------------------------------------------------
13) Percent of Class
    Represented by                      21.3%
    Amount in Row (11)

---------------------------------------------------------------------------
14) Type of Reporting Person            PN

CUSIP No. 29256E 10 9                                         Page 3 of 8 Pages

1) Name of Reporting Person: Galen Partners International III, L.P.

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):
----------------------------------------------

2) Check the Appropriate Box    (a) [X]
   if a Member of a Group       (b) [ ]
----------------------------------------------

3) SEC Use Only
----------------------------------------------

4) Source of Funds              Not Applicable
----------------------------------------------

5) Check if Disclosure of
   Legal Proceedings Is         Not Applicable
   Required Pursuant to
    Items 2(d) or 2(e)
----------------------------------------------

6) Citizenship or Place of Organization Delaware

----------------------------------------------
Number of                    7) Sole Voting          834,204 shares of
Shares Beneficially               Power              Common Stock (including
Owned by                                             shares issuable upon
Reporting Person:                                    exercise of warrants)
                             ----------------------------------------------
                             8) Shared Voting
                                   Power                      -0-
                             ----------------------------------------------
                             9) Sole Disposi-        834,204 shares of
                                tive Power           Common Stock (including
                                                     shares issuable upon
                                                     exercise of warrants)
                             ----------------------------------------------
                            10) Shared Dis-
                                positive Power                -0-
                             ----------------------------------------------
11)  Aggregate Amount Beneficially                      834,204 shares of
       Owned by Each Reporting Person                   Common Stock (including
                                                        shares issuable upon
                                                        exercise of warrants)

---------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
---------------------------------------------------------------------------
13) Percent of Class
    Represented by                      2.0%
    Amount in Row (11)
---------------------------------------------------------------------------
14) Type of Reporting Person            PN

CUSIP No. 29256E 10 9                                         Page 4 of 8 Pages

1) Name of Reporting Person: Galen Employee Fund III, L.P.

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):
----------------------------------------------

2) Check the Appropriate Box    (a) [X]
   if a Member of a Group       (b) [ ]
----------------------------------------------

3) SEC Use Only
----------------------------------------------

4) Source of Funds              Not Applicable
----------------------------------------------

5) Check if Disclosure of
   Legal Proceedings Is         Not Applicable
   Required Pursuant to
    Items 2(d) or 2(e)
----------------------------------------------
6) Citizenship or Place of Organization Delaware
----------------------------------------------
Number of                    7) Sole Voting          38,088 shares of
Shares Beneficially               Power              Common Stock (including
Owned by                                             shares issuable upon
Reporting Person:                                    exercise of warrants)

                             ----------------------------------------------
                              8) Shared Voting
                                       Power                   -0-

                             ----------------------------------------------
                              9) Sole Disposi-       38,088 shares of
                                 tive Power          Common Stock (including
                                                     shares issuable upon
                                                     exercise of warrants)

                             ----------------------------------------------
                             10) Shared Dis-
                                 positive Power               -0-

                             ----------------------------------------------
11)  Aggregate Amount                                38,088 shares of
     Beneficially Owned by                           Common Stock
                                                     (issuable upon exercise
                                                     of warrants)
---------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
---------------------------------------------------------------------------
13)  Percent of Class
     Represented by                     less than 0.1%
     Amount in Row (11)
---------------------------------------------------------------------------
14) Type of Reporting Person            PN

CUSIP No. 29256E 10 9                                         Page 5 of 8 Pages

1) Name of Reporting Person: Galen Advisors, LLC

   and I.R.S. Identification No. of Above Person, if
   an Entity (Voluntary):
----------------------------------------------

2) Check the Appropriate Box    (a) [X]
   if a Member of a Group       (b) [ ]
----------------------------------------------

3) SEC Use Only
----------------------------------------------

4) Source of Funds              Not Applicable
----------------------------------------------

5) Check if Disclosure of
   Legal Proceedings Is         Not Applicable
   Required Pursuant to
    Items 2(d) or 2(e)
----------------------------------------------

6) Citizenship or Place of Organization Delaware
----------------------------------------------
Number of                    7) Sole Voting             63,492 shares of
Shares Beneficially               Power                 Common Stock
Owned by
Reporting Person:
                             ----------------------------------------------
                             8) Shared Voting
                                   Power                      -0-

                             ----------------------------------------------
                             9) Sole Disposi-
                                63,492 shares of
                                tive Power Common
                                Stock

                             ----------------------------------------------
                            10) Shared Dis-
                                positive Power                -0-

                             ----------------------------------------------
11)  Aggregate Amount                                   63,492 shares of
     Beneficially Owned by                              Common Stock
     Each Reporting Person

---------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

---------------------------------------------------------------------------
13)  Percent of Class
     Represented by                     0.1%
     Amount in Row (11)

---------------------------------------------------------------------------
14) Type of Reporting Person            CO

CUSIP No. 29256E 10 9                                         Page 6 of 8 Pages

                         Amendment No. 1 to Schedule 13D
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on June 20, 2001. Terms defined in the Schedule 13D are used herein as so defined.

          The following items of the Schedule 13D are hereby amended as follows:

Item 2. Identity and Background
        -----------------------

          Item 2 is hereby amended to add Galen Advisors, LLC, a Delaware limited liability company ("GA"), as a Reporting Person. Messrs. Wesson, Grant and Wilkerson are the Managing Members of GA, whose principal business is that of an investment manager.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

          Item 3 is hereby amended by adding the following thereto:

          On August 14, 2003, warrants to purchase 502,129, 45,449 and 2,076 shares of Common Stock (collectively, the "Warrants") were assigned to Galen, Galen Intl and GEF, respectively, by the Issuer's lender pursuant to a pre-existing agreement between such Reporting Persons and the lender. The lender had agreed to transfer the Warrants if certain events occurred and a specified portion of the indebtedness owed by the Issuer to the lender was prepaid. The Warrants were exercisable immediately upon their assignment, for $.01 per share, and expire on February 8, 2009.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 42,710,000 shares of Common Stock outstanding, and gives effect to the exercise of all Warrants held by each entity and person named below. All shares of Series A Preferred Stock held by the Reporting Persons were converted to Common Stock on August 11, 2003.

          (a)

          Galen
          -----

               Galen owns 9,216,432 shares of Common Stock, or approximately 21.3% of the Common Stock outstanding. Claudius, as the general partner of Galen, may be deemed to beneficially own the securities owned by Galen.

          Galen Intl
          ----------

               Galen Intl owns 834,204 shares of Common Stock, or approximately 2.0% of the Common Stock outstanding. Claudius, as the general partner of Galen Intl, may be deemed to beneficially own the securities owned by Galen Intl.

          GEF
          ---

               GEF owns 38,088 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Wesson Enterprises, as the general partner of GEF, may be deemed to beneficially own the securities owned by GEF.

CUSIP No. 29256E 10 9                                         Page 7 of 8 Pages

          GA
          --

               GA owns 63,492 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          Other Related Persons
          ---------------------

          (i) Bruce F. Wesson directly beneficially owns 65,184 shares of Common Stock (including 15,000 shares issuable upon the exercise of presently-exercisable stock options) and indirectly beneficially owns (through a trust for the benefit of his children) 17,500 shares, or in the aggregate approximately 0.2% of the Common Stock outstanding.

          (i) Zubeen Schroff directly beneficially owns 15,000 shares of Common Stock (issuable upon the exercise of presently-exercisable stock options), or less than 0.1% of the Common Stock outstanding.

          (b) The members of Claudius may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by Galen and Galen Intl. Bruce F. Wesson, the President and sole director of Wesson Enterprises, may be deemed to have sole power to vote or direct the voting of and to dispose or direct the disposition of, the securities of the Issuer held by GEF. The managing members of GA may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer held by GA. Each of the members of Claudius, Mr. Wesson and the managing members of GA disclaims beneficial ownership of all securities other than those he owns directly or by virtue of his indirect interest in the securities owned by Galen, Galen Intl, GEF and/or GA.

          (c) In connection with the Issuer's public offering of Common Stock that closed on December 16, 2003 and the related over-allotment option, the Reporting Persons sold shares of Common Stock, at the public offering price of $6.25 per share, as follows:

         Date                       Seller              Number of Shares Sold
         ----                       ------              ---------------------

         December 16, 2003          Galen               1,506,216
         December 16, 2003          Galen Intl            136,332
         December 16, 2003          GEF                     6,225
         December 18, 2003          Galen                 956,172
         December 18, 2003          Galen Intl             86,546
         December 18, 2003          GEF                     3,952

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by the Reporting Persons.

          (e) Not applicable.

CUSIP No. 29256E 10 9                                         Page 8 of 8 Pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        GALEN PARTNERS III, L.P.
                        By:  Claudius, LLC, General Partner

                        By: /s/ Bruce F. Wesson
                           --------------------
                                Managing Member


                        GALEN PARTNERS INTERNATIONAL III, L.P.
                        By:  Claudius, LLC, General Partner

                        By: /s/ Bruce F. Wesson
                           --------------------
                                Managing Member

                        GALEN EMPLOYEE FUND III, L.P.
                        By:  Wesson Enterprises, Inc., General Partner

                        By: /s/ Bruce F. Wesson
                            --------------------
                                President

                        GALEN ASSOCIATES, LLC

                        By: /s/ Bruce F. Wesson
                            --------------------
                                Managing Member

Dated:   January 8, 2004